

Mail Stop 4561

July 2, 2008

Marian Munz, Chief Executive Officer
Media Sentiment, Inc.
825 Van Ness Ave.
Suite 406-407, 4th Floor
San Francisco, CA 94109

> **Re: Media Sentiment, Inc.**
> **Amendment No. 6 on Form S-1**
> **Filed June 9, 2008**
> **File No. 333-144101**

Dear Mr. Munz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Prospectus Summary, page 4

1. On page 6 and 16, we note you refer to this offering as an "underwritten offering" and "underwritten resale." Although we believe this transaction involves statutory underwriters, the use of the term "underwritten" in this context is typically associated with a firm commitment underwritten offering and may be confusing to an investor. Please revise to remove your use of the term "underwritten."

Selling Shareholders, page 15

2. For the selling shareholders listed that are not natural persons, please revise to disclose the natural person that is considered the beneficial owner of those shares.

3. Please revise to disclose the material relationships the selling shareholders have with the company, if any. We note that there are several shareholders with the last name Munz.

Report of Independent Registered Public Accounting Firm, page F-1

4. We note your financial statements for the year ended December 31, 2006, were audited by other auditors. Please revise to include the audit report of this other auditor.

Note 2 – Summary of Significant Accounting Policies

Interim Financial Information

5. Please include a note disclosure to state that in the opinion of management the un-audited interim financial statements reflect all adjustments necessary for a fair statement of results for the interim periods. If all adjustments are of a normal and recurring nature, a statement to that effect should also be made. Refer to Rule 10-01(b)(8) of Regulation S-X.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the financial statements may be directed to Wilson Lee at (202) 551-3468, or Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3852.

Sincerely,

Michael McTiernan
Special Counsel

cc: Kyleen Kane
       Fax No. 702-944-7100